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EXHIBIT 21.1

SUBSIDIARIES OF OUTSOURCING SERVICES GROUP, INC.

Name	Jurisdiction of Organization
Aerosol Services Company, Inc.	California
Kolmar Laboratories, Inc.	Delaware
Piedmont Laboratories, Inc.	Georgia
Acupac Packaging, Inc.	New Jersey
Precision Packaging and Services, Inc.	Ohio
OSG Ivers-Lee Inc.	Ontario
OSG Norwich Pharmaceutical, Inc.	Delaware

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  EXHIBIT 21.1
SUBSIDIARIES OF OUTSOURCING SERVICES GROUP, INC.